Exhibit 4.1

NOTE

$5,000.00	December 22, 2008

FOR VALUES RECEIVED on November 2, 2008 of Two Thousand Dollars ($2,000.00), on December 2, 2008 of Two Thousand Five Hundred Dollars ($2,500.00), and on December 22, 2008 of Five Hundred Dollars ($500.00), the undersigned DOVER HOLDING CORPORATION, a Delaware corporation, having an address at 1818 North Farwell Avenue, Milwaukee, Wisconsin 53202 (hereinafter referred to as “Borrower”) hereby promises to pay to the order of IRREVOCABLE CHILDREN’S TRUST NO.2 (hereinafter referred to as “Payee”, Payee and its successors and assigns being referred to as “Holder”) at 1818 North Farwell Avenue, Milwaukee, Wisconsin 53202, or at such other place as Holder may from time to time designate to Borrower in writing, the principal sum of Five Thousand Dollars ($5,000.00), on the unpaid principal balance thereof at the rate and on the terms hereinafter set forth, together with interest thereon at the rate of 8% per annum on any unpaid balance, to be paid in lawful money of the United States of America, as follows:

1.  Maturity. The term “Maturity” shall mean December 21, 2009.

All payments made hereunder shall be applied to payment of the reduction of the outstanding principal.

This Note may be prepaid, in whole or in part, at any time, without premium or penalty of any kind. Any partial prepayment shall be applied to the last installments due under the terms of this Note and shall not reduce monthly payments due hereunder.

To the fullest extent permitted by law, Borrower and each endorser and guarantor of this Note, for itself and themselves and their respective heirs, personal representatives, successors and assigns, hereby jointly and severally: (a) waive notice of maturity, demand, presentment for payment, diligence in collection, and notice of non-payment and protest; (b) waive all applicable execution, valuation, and appraisal rights with respect to any demand or action on this Note; (c) consent and agree to any extension of time, whether one or more, for the payment hereof and/or to any and all renewals hereof; and (d) consent and agree that Holder may release any party liable for the payment hereof, and otherwise amend this Note, and that any such extension, release, or amendment may be without notice to and without discharging or effecting the liability of any party liable hereunder.

Borrower and each endorser and guarantor of this Note, for itself and themselves and their respective heirs, personal representatives, successors and assigns, hereby agree that if this Note is placed in the hands of an attorney for collection or to defend or enforce any of the rights of Holder, then Borrower and each endorser and guarantor hereof shall be jointly and severally obligated to pay, in addition to any and all costs and disbursement otherwise allowed, all costs and expenses, including, but not limited to reasonable attorney’s fees incurred by Holder in connection therewith, whether or not suit is filed.

If any term, covenant or condition of this Note or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, then the remainder of this Note, or the application of such term, covenant or condition to persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby. Each term, covenant, and condition of this Note shall be valid and enforceable to the fullest extent permitted by law. This Note shall be governed, in all respects, by the internal laws of the State of Wisconsin.

IN WITNESS WHEREOF, Borrower has caused this Note to be duly executed, under seal, and delivered in Milwaukee, Wisconsin, as of the day and year first above written.

 ____________________________
  David M. Marks, Director
  Dover Holding Corporation